Yamana Gold Inc.

Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

December 14, 2021

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza

100 F Street, N.E.
Washington, D.C. 20549

Yamana Gold Inc.

Minera Meridian Limitada

Minera Florida Limitada

Yamana Santa Cruz Holdings B.V.
Jacobina Mineração e Comércio Ltda.
Registration Statement on Form F-10 (File No. 333-261001)

Registration Statement on Form F-4 (File No. 333-261005)

Dear Mr. Jennings and Ms. Majmudar:

Pursuant to Rule 467(b) under the Securities Act of 1933, as amended, Yamana Gold Inc., a Canadian corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form F-10 (the “Form F-10”) be accelerated to 9:00 a.m. Eastern time on December 17, 2021 or as soon thereafter as may be practicable. A copy of the notification of clearance from the Ontario Securities Commission with respect to the Registration Statement on Form F-10 is attached to this letter as Annex A.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of Minera Meridian Limitada, Minera Florida Limitada, Yamana Santa Cruz Holdings B.V. and Jacobina Mineração e Comércio Ltda. (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form F-4 (together with the Form F-10, the “Registration Statements”) be accelerated to 9:00 a.m. Eastern time on December 17, 2021 or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements.

If you have any questions regarding the foregoing, please contact Christian G. Kurtz (416-504-0524) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Yamana Gold Inc.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Senior Vice President, Finance and Chief Financial Officer

Minera Meridian Limitada
Minera Florida Limitada

By:	/s/ Andrés Guzmán
Name: Andrés Guzmán
Title: Delegate

By:	/s/ Cristóbal Correa
Name: Cristóbal Correa
Title: Delegate

Yamana Santa Cruz Holdings B.V.

By:	/s/ Jason LeBlanc
Name: Jason LeBlanc
Title: Managing Director A

By:	/s/ Liselotte Francina Maria Heine
Name: Liselotte Francina Maria Heine
Title: Managing Director B

By:	/s/ Michiel Friso Alexander van Schijndel
Name: Michiel Friso Alexander van Schijndel
Title: Managing Director B

Jacobina Mineracao e Comercio Ltda.

By:	/s/ Carolina Sampaio Batista
Name: Carolina Sampaio Batista
Title: Officer

/s/ Sergio Marcos Visconti
Name: Sergio Marcos Visconti
Title: Officer

cc: Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A

Ontario Securities Commission	Commission des valeurs mobilières CORRESPde l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

NOTIFICATION OF CLEARANCE

RE: Yamana Gold Inc. – SEDAR Project # 3301092

In accordance with Companion Policy 71-101CP - To National Instrument 71-101 The Multijurisdictional Disclosure System, a Notification of Clearance is hereby issued in respect of the registration statement on Form F-10 of Yamana Gold Inc. dated November 12, 2021, as amended by Amendment No. 1 dated December 10, 2021, relating to the offer to exchange all outstanding 2.630% Senior Notes due 2031 and related guarantees issued on August 6, 2021 for up to $500,000,000 aggregate principal amount of registered 2.630% Senior Notes due 2031 and related guarantees thereon that have been registered under the United States Securities Act of 1933, as amended.

DATED at Toronto this 13th day of December, 2021.

“Sonny Randhawa”

Sonny Randhawa

Director, Corporate Finance Branch